EXHIBIT "2.3"
DYNARESOURCE, INC.
"HAZEN METALLURGY REPORT"
TRES AMIGOS ORES





Hazen Research, Inc.
4601 Indiana St. - Golden, Colo. 80403
Tel: (303) 279-4501
FAX: (303) 278-1528





                                  Prepared for







                         Lockwood Greene Engineers, Inc.
                             4201 Spring Valley Road
                                   Suite 1500
                               Dallas, Texas 75244




                           PROCESS DEVELOPMENT FOR THE
                              TRES AMIGOS ORE BODY







                                 August 6, 1999

Hazen Project 9507-04


Prepared by:


/S/ Donald M. Podobnick
-----------------------
Senior Project Director

Approved by:

/S/ Nick Hazen
----------------
President

                                TABLE OF CONTENTS
================================================================================

                                                                            Page

INTRODUCTION  ...............................................................  1

SUMMARY AND CONCLUSIONS  ....................................................  2

RECOMMENDATIONS  ............................................................  4

        MINERALOGY  .........................................................  4
        GRAVITY SEPARATION  .................................................  4
        ROUGHER FLOTATION  ..................................................  5
        CLEANER FLOTATION  ..................................................  5
        LOCKED-CYCLE TESTS  .................................................  5
        METALLURGICAL MAPPING  ..............................................  5

MINERALOGY AND HED ANALYSIS  ................................................  6

PROCESS DEVELOPMENT  ........................................................  7

        GENERAL FLOTATION CONDITIONS  .......................................  7
        GRIND SIZE VERSUS CONCENTRATE GRADE AND RECOVERY  ...................  8
        GRAVITY SEPARATION  ................................................. 11
        OPEN CIRCUIT CLEANING  .............................................. 17

APPENDIX A - Mineralogical Investigation of Tres Amigos Gold/Copper Ore Samples

APPENDIX B - Flotation Data Sheets

APPENDIX C - Gravity Separation Data Sheets

APPENDIX D - Gravity Separation Plus Flotation Data Sheets

                                  INTRODUCTION

        Lockwood Greene Engineers, Inc. (Lockwood) is evaluating the reinstatement of production at the Tres Amigos gold project in Mexico for West Coast Mines. Mining has reportedly been conducted within the Tres Amigos deposit and in nearby areas for many years, and has produced significant amounts of precious metals. Beneficiation processes used in the past have included gravity separation, amalgamation, and flotation.

        In April 1999, Lockwood provided Hazen Research, Inc. with six ore samples from the deposit for study. The objectives of the work were to:


        - Mineralogically and chemically categorize the six ore samples.

        - Evaluate gravity separation for the recovery of relatively coarse gold and silver.

        - Evaluate flotation to recover gold, silver, and copper.

        - Develop preliminary process design criteria.

        - Describe any obvious metallurgical complications.

        As discussed herein, these objectives were accomplished, but a bankable feasibility study and/or decision to reinitiate production in the existing plant facilities must be supported by more extensive work.

                             SUMMARY AND CONCLUSIONS

        The six samples were individually crushed, blended, and split into portions for mineralogical and chemical analyses, grinding evaluations, gravity separation evaluation, and flotation testing. The majority of the work was completed on Sample 49733-1, and only preliminary confirmatory work was completed on the other five samples.

        The mineralogical examination of the six samples showed that the sulfide mineralization in all of the samples is generally fairly coarse grained and, for the most part, liberated from one another and from gangue at the 10-mesh size. Mutual sulfide intergrowths and intergrowths with gangue occur in moderate to minor amounts and, in general, are structurally simple. The feed grades of these samples varied from less than 0.1 to nearly 0.9 ounce of gold per short ton (oz Au/st), from less than 0.2 to more than 4 ounce of silver per short ton (oz Ag/st), and from less than 0.1% to more than 4% copper. The mineralogical characteristics varied from samples containing high amounts of sulfides with little oxidation to highly oxidized samples containing little sulfides.

        A gravity separation step in the primary grinding circuit was simulated by stopping the laboratory mill after approximately 50% of the grinding time had elapsed and passing the pulp over a shaking table. The rougher gravity concentrate was cleaned, and all middlings and tailings products were returned to the mill. (The products were decanted and filtered to remove the large amount of water used in the gravity separation.) Up to approximately 20% of the gold reported into a gravity cleaner concentrate, but the gravity separation did not increase the gold recovery over the rougher recovery obtained by flotation alone. However, because a significant percentage of the gold was recovered into the gravity concentrate (especially for the higher grade samples) and because of potential benefits from a gravity circuit (such as preventing gold losses caused by flattening of gold particles during grinding), a gravity step was incorporated into the flowsheet.

        Flotation was conducted using standard conditions and reagents with a circuit, including primary grinding, gravity separation, and rougher flotation. The pH was maintained at or slightly below 9 to minimize depression of any free gold. Promoter 4037, a dithiophosphate/thionocarbamate formulation produced by Cytech, at an addition of 0.028 pound per short ton (lb/st), was used as the primary collector. To eliminate the need for an agitated conditioning tank, the water-insoluble 4037 was added to the primary grinding mill. Sodium isopropyl xanthate (SJPX) is a water-soluble collector that requires little or no conditioning, and 0.04 lb/st was stage added directly to the flotation. Aerofroth 73 was added on an as-needed basis directly to the flotation cell, again without conditioning. The Aerofroth 73, a Cytech product, is a blend of alcohol frothers and hydrocarbon oil. A rougher flotation time of nine minutes was used.

        For the six samples studied, gold recovery varied between 62 and 95%, silver recovery varied between 30 and 94%, and copper recovery varied between 14 and 97% into a combined (calculated) gravity cleaner concentrate and rougher flotation concentrate. The lowest recoveries were associated with a highly oxidized sample (Hazen 49733-2). When the results from the highly oxidized sample and results at coarse grinds were ignored, gold recovery varied between 87 and 95%, silver recovery varied between 67 and 94%, and copper recovery varied between 81 and 97% into a combined (calculated) gravity cleaner concentrate and rougher flotation concentrate. For the sulfide samples, when target conditions (primarily grind size) were attained, the rougher flotation conditions were visually excellent, and there were no indications of interference from clays or other components that can interfere with results. No attempts were made to recover oxidized minerals.

        There are appreciable differences in hardness and grindability among the samples, and gold recovery may be reduced by as much as 15% if the target grind (80% minus 115 mesh) is not maintained. The effect on recovery of a coarse grind may partially explain the reported recovery problems in the operating plant.

        Based on the results of this initial study, it appears that the Tres Amigos deposit should respond well to the common beneficiation processes of gravity separation and flotation. The recovery of gold, silver, and copper in sulfide ore probably will exceed 90% into a combined gravity cleaner concentrate and rougher flotation concentrate. Based on our experience with other similar deposits and the flotation characteristics of the sulfide samples, a cleaner flotation circuit, including regrinding and two stages of cleaning and scavenging of the first cleaner tailing, should produce a cleaner concentrate containing marketable copper and gold grades at normal and acceptable recoveries. Gold losses into the first cleaner scavenger tailings may be sufficient to warrant additional treatment of this stream. Locked-cycle tests and/or pilot plant testing will be required to quantify the cleaner concentrate grades and recoveries.

        For future testing, care should be taken to ensure that samples represent ore blends that will be treated in the plant and that the samples include dilution from gangue and/or low-grade material that must be mined with ore. Grades in the ore of up to 4% zinc may result in flotation cleaner concentrates containing sufficient zinc to incur smelter penalties. Future work should evaluate depressing the zinc in the rougher and/or cleaner flotation steps.

                                 RECOMMENDATIONS

On samples that are representative of material that will be mined and processed, additional orcontinued testing should include the following.

MINERALOGY

o The observation that precious metals are liberated at relatively coarse particle size should be confirmed on additional samples and ore types.

GRAVITY SEPARATION


o Additional testing to support the inclusion of a gravity separation unit operation in the primary grinding circuit should be performed.

o The influence, if any, of a gravity separation test on gold and silver recoveries should be evaluated in conjunction with both open circuit cleaning tests and locked-cycle tests.

ROUGHER FLOTATION


o The differences in grinding work indices between ore and rock types should be defined.

o The primary grind size versus recovery relationship should be evaluated for all ore or rock types.

o The primary grind size versus concentrate (rougher) grade relationship should be evaluated for all ore and rock types.

o The influence of pH on the rougher flotation response should be evaluated for all ore and rock types.

o Additional collectors should be evaluated on both composite samples and on the more important ore and rock types. We suggest, as a minimum, evaluating three collectors at three addition levels.

o       Additional frothers should be evaluated.

o       Depressants for zinc should be evaluated.

CLEANER FLOTATION


o The regrind product size versus recovery should be evaluated for all ore or rock types.

o The regrind product size versus the final concentrate grade should be evaluated for all ore and rock types.

o The influence of pH on the operation of the cleaning circuit should be evaluated.

o       Depressants for zinc should be evaluated.

o Precious metal losses into the first cleaner tailings or into the tailings from a scavenger flotation step on the first cleaner tailings should be evaluated. Losses at this point may be reduced by a gravity circuit in the primary grinding circuit, but may still be high enough to warrant additional treatment.

LOCKED-CYCLE TESTS


The influence of circulating loads and recycled water should be evaluated with locked-cycle tests. These results may result in modifications to the procedure developed in the open circuit tests.

METALLURGICAL MAPPING


        The metallurgical response of various ore and host rock types should be evaluated by testing the procedure developed in the locked-cycle tests on samples spatially distributed throughout the orebody.

                          MINERALOGY AND HEAD ANALYSIS

      Polished sections of each of the six ore samples were prepared from minus 10-mesh representative splits of each sample. Incident light microscopic analysis showed a relatively simple sulfide mineralogy comprised mainly of pyrite, chalcopyrite, galena, and sphalerite, with minor to trace amounts of bornite, chalcocite, and cove]Iite. Sample 2 is highly oxidized and contains abundant, mostly fine-grained hematite, in addition to sulfides and a small amount of green oxide copper minerals. Sample 6 is moderately oxidized and carries only minor hematite. The sulfide mineralization in all of the samples is generally fairly coarse grained and, for the most part, liberated from one another and from gangue at the 10-mesh size. Mutual sulfide intergrowths and intergrowths with gangue occur in moderate to minor amounts and in general are structurally simple. Precious metal mineralization was detected in only two of the six samples. In Sample 1, native gold was observed as inclusions varying from less than 5 microns to 35 microns in several pyrite particles, and silver was found as hessite, a silver telluride sulfide, and gold-bearing native silver, all occurring intergrown with a single galena particle. Gold was also observed in Sample 4, a 10-micron inclusion in pyrite. The complete mineralogical report is included in Appendix A.



      Table I presents the analytical results completed on the six samples and demonstrates the wide variability in metal contents among the samples.

                        Table 1. Summary of Head Analyses


=================================================================================================
   Hazen              Client            Au,      Ag,     Cu,    Pb,    Zn,     Fe,    S(T),  S ,
Identification     Identification     oz/st    oz/st      %      %      %       %      %     %
=================================================================================================


49733-1              Sample 1         0.863    4.10     4.61    0.10   1.17    13.7   13.5   13.1
-------------------------------------------------------------------------------------------------

49733-2              Sample 2         0.466    0.86     0.36    0.01   0.02   4.56    0.18   0.12
-------------------------------------------------------------------------------------------------

49733-3              Sample 3         0.172    0.97     0.95    0.07   0.30   6.18    5.90   5.98
-------------------------------------------------------------------------------------------------

49733-4              Sample 4         0.566    0.86     0.27    0.70   4.09   10.8    13.1   13.3
-------------------------------------------------------------------------------------------------

49733-5              Sample 5         0.282    0.19     0.05    0.05   0.23   4.05    3.17   3.05
-------------------------------------------------------------------------------------------------

49733-6              Sample 6         0.068    0.34     0.15    0.01   0.01   4.52    3.27   3.21

=================================================================================================


                               PROCESS DEVELOPMENT

GENERAL FLOTATION CONDITIONS


        In general, the flotation conditions presented in Table 2 were selected from our experience with other copper orebodies and from preliminary testing on Sample 49733-1. The target grind, 80% minus 115 mesh, was selected from testing on Sample 49733-1 and will be easily achieved in practice. To simulate the use of a gravity separation step in the primary grinding circuit, the laboratory rod mill was stopped after approximately 50% of the total required grinding time, the mill was emptied, and the slurry was tabled. The rougher table concentrate was cleaned on a Gemini table, and the entire gravity cleaner concentrate was weighed and assayed for gold and silver. The rougher table tailings, the rougher table middling product, and the Gemini cleaner table tailings were recombined, decanted, and filtered. The filtered product was returned to the rod mill, and the grinding step was completed. In the laboratory, because we use so much water in the gravity circuit and because we need to maintain the proper slurry density in the second primary grind, we need to employ decanting and filtering operations. In an industrial flowsheet, these operations would not be required because the slurry densities can be controlled in a continuous operation.

                     Table 2 - General Flotation Conditions

                             (Table Graphic Omitted)

        The pH was maintained at or slightly below 9 to minimize depression of any free gold. Promoter 4037, a dithiophosphate/thionocarbamate formulation produced by Cytech, was used as the primary collector. To eliminate the need for an agitated conditioning tank, water-insoluble 4037 was added to the primary grinding mill. Sodium isopropyl xanthate (SIPX) is a common water-soluble collector that requires little or no conditioning. Aerofroth 73, also a Cytech product, is a blend of alcohol frothers and hydrocarbon oil. Aerofroth 73 was added directly to the flotation cell without conditioning. Complete data sheets are included in Appendix B.

GRIND SIZE VERSUS CONCENTRATE GRADE AND RECOVERY


        This series, conducted on Sample 49733-I, was designed to provide an initial familiarization with the flotation characteristics of the sample, to evaluate the importance of grind size, and to appraise the relationship between lime additions and pH. As the data presented in Table 3 show, flotation produces very acceptable results, with 95% or more of the gold, silver, and copper being recovered after nine minutes of flotation. The weight percent floated (30 to 34%) with lower copper head grades could be a concern, but Sample 49733-1 has a grade of 4.6% copper. This high head grade requires that the weight percent floating into the rougher concentrate be higher than normally experienced with lower grades. The appearance of the froth and physical conditions of the flotation were excellent.

        Based on the results from Tests 2671-46, 2671-47, and 2671-48 shown in Table 3, a five-minute rougher flotation step at a grind size of 136 microns is adequate for Sample 49733-1. However, at this point, the response of the other rock types was not known, so slightly conservative conditions (e.g. a grind size of 80% minus 125 microns and a flotation time of seven minutes) were selected for additional evaluation in the second series, which is summarized in Table 4. The pH of Test 2671-55 at 10.2 was higher than the target pH of 9 to 9.5, but the results are similar to those of Test 2671-57. There is no explanation for the variation of pH. Test 2671-56 was a scoping test to evaluate zinc depression by the addition of zinc sulfate (a common depressant for sphalerite) to the grinding mill. For Test 267 1-55, 61% of the zinc reported into the seven-minute rougher concentrate, and for Test 267 1-56, 62% of the zinc reported into the seven-minute rougher concentrate. As shown in Table 4, gold and silver recoveries were lower with the zinc sulfate. For this program, zinc depressants were eliminated. Although the gold, silver, and copper recoveries for Tests 2671-55 and 2671-57 are acceptable, middling particles appeared to remain in the froth after the seven-minute rougher flotation. Based on this observation, the rougher flotation was extended to nine minutes for the remainder of the program.

Complete data sheets are included in Appendix B.

Table 3. Grind Size Versus Concentrate Grade and Recovery, Sample 49733-1


                             (Table Graphic Omitted)

Table 4. Confirmation of Grind Size Versus Concentrate Grade and Recovery, Sample 49733-1


                             (Table Graphic Omitted)

GRAVITY SEPARATION


        Reportedly, the Tres Amigos deposit has been the site of sporadic gold mining for many years. Given the available technology, recovery of relatively coarse gold must have been a principal source of production. Because the flotation process may not recover coarse gold, a gravity separation step within the primary grinding circuit would be a relatively inexpensive insurance against losses of coarse gold. To investigate the influence of particle size of the feed to a gravity separation, ore ground to 80% passing sizes (P80s) of 1,040, 389, and 226 microns was treated with a Wilfley shaking table operated as a rougher. The concentrate was then cleaned, without being reground, with a Gemeni table. This initial evaluation of a gravity separation step was conducted only on Sample 49733-1.

        As the data in Table 5 show,  the P80 grind of 1,040 microns  produced a
0.5 weight percent Gemeni cleaner concentrate containing 10% of the gold and 3% of the silver and assaying 20 oz Au/st and 24 oz Ag/st. The finer grind P80 size of 389 microns increased the gold and silver recoveries into the Gemeni cleaner concentrate to 17 and 6%, respectively. However, the concentrate only assayed 16 oz Au/st and 25 oz Ag/st. Decreasing the P80 grind size to 226 microns apparently increased the Gemeni cleaner concentrate grade to 34 oz Au/st and 27 oz Ag/st while maintaining gold and silver recoveries of 18 and 3%. In our opinion, the difference in concentrate grades between the P80 grinds of 389 and 226 microns resulted from minor variations in table operation. The lower grade concentrate contained 1% of the feed weight, while the higher grade concentrate contained 0.5% of the feed weight, but the difference in weights is less than 10 grams and is probably not significant. The important observations are that 17 to 18% of the gold and 3 to 6% of the silver reported into the gravity cleaner concentrate at feed sizes that would be easily achieved within the primary grinding/classification circuit, and that these recoveries are not overly sensitive to grind size. Based on these results, a gravity separation step was included in the flowsheet for the remainder of the program.

Complete data sheets are included in Appendix C

GRAVITY PLUS FLOTATION


        The next step in the process development was combining the gravity and flotation unit operations into one, unified flowsheet. The initial evaluation was conducted on Sample 49733-1 and confirmatory tests were completed on the other five samples. To simulate the operation of a gravity circuit located in a primary grinding/classifying circuit, the laboratory rod mill was stopped after

Table 5. Gravity Separation of Sample 49733-1


                             (Table Graphic Omitted)

approximately 50% of the grinding time. The mill was emptied, and the slurry was passed over a Wilfley shaking table.


        The Wilfley concentrate was then cleaned on a Gemeni table. The Gemeni table tailings, the Wilfley table middling product, and the Wilfley table tailings were recombined to represent the gravity circuit tailings returning to the grinding mill. Excess water was decanted, and the material was filtered. The decantation and filtering operations were necessary to reject the large amount of water diluting the slurry but would not be necessary in an operating plant where slurry density can be controlled. The filter cake was returned to the rod mill, and the grind was completed for the flotation step. The data for the combined flowsheet are summarized in Table 6.

        For Sample 49733-1, Test 2671-64, which to this point in the program had been the only sample studied, the gravity circuit concentrate contained 17% of the gold and 5% of the silver, which compares with a gold recovery of 17% and a silver recovery of 6% for the initial testing of the gravity circuit (Table 5). The rougher flotation concentrate contained 79% of the gold, 89% of the silver, and 94% of the copper, and assayed 2.3 oz Au/st. 12.5 oz Ag/st, and 14.5% copper. The metal values recovered into a combined gravity and flotation concentrate were as follows (numbers in parentheses being the typical results from Table 3): 96% (97%) of the gold, 94% (96%) of the silver, and 97% (98%) of the copper. The inclusion of the gravity step did not increase the total recovery of gold or silver over flotation alone, but the gold and silver in this particular sample (that we have seen) are not large enough to be lost in the rougher flotation step. However, we would expect that the gold and silver recoveries will be higher in a circuit containing a gravity separation when the flotation is continued through the regrinding and cleaning operations. Any losses in flotation cleaners should be quantified in the second phase of test work.

        For Sample 49733-2, Test 267 1-65, the recovery into a calculated combined gravity and rougher flotation concentrate was 62% of the gold, 31% of the silver, and 14% of the copper. As discussed in the mineralogical report, Sample 49733-2 is highly oxidized, and the oxidized characteristics of the sample probably explain the poor results. For this limited program, we did not attempt to recover oxidized minerals. The handling characteristics during decanting and filtering also are indicative of the slimy nature of this sample. The slurry would not form a clear liquor that could be decanted, even though the slurry was allowed to sit for over an hour. The entire slurry had to be filtered before the sample could be returned to the grinding mill, and the filtering operation took most of the day. If this sample represents a major portion of the orebody, an extensive metallurgical program will be required to develop an acceptable flowsheet.

Table 6. Gravity and Flotation Processing, Samples 49733-1 through 49733-6 Page 1 of 2


                             (Table Graphic Omitted)

Table 6. Gravity and Flotation Processing, Samples 49733-1 through 49733-6




                             (Table Graphic Omitted)

        For Sample 49733-3, Test 2671-67, only 77% of the gold, 90% of the silver, and 95% of the copper were recovered into a calculated combined gravity rougher flotation concentrate. However, the screen analysis of the flotation tailings showed that the grind at 54% minus 100 mesh was significantly coarser than the target 80% minus 115 mesh. The procedure was repeated using a longer grinding time (Test 2671-75) to obtain a grind of 84% minus 100 mesh. Results improved, with 91% of the gold, 92% of the silver, and 97% of the copper reporting into the calculated combined concentrate. The rougher flotation concentrate assayed 1.0 oz Aulst, 5.8 oz Ag/st, and 5.8% copper. The improved flotation recovery demonstrates that on at least some of the ore types, the grind size will have a significant impact on metallurgical performance. The longer grind times used to approach the target size indicate significant differences in the work indices among the samples.

        For Sample 49733-4, Test 2671-68, 92% of the gold, 82% of the silver, and 81% of the copper were recovered into a calculated combined gravity rougher flotation concentrate. It appears that the apparent low copper recovery is related more to the low head grade (0.27% copper) of this sample than to true metallurgical problems. The rougher flotation tailings assayed 0.07% copper.

        For Sample 49733-5, Test 2671-69, only 79% of the gold, 56% of the silver, and 81% of the copper were recovered into a calculated combined gravity rougher flotation concentrate. However, the screen analysis of the flotation tailings showed that the grind at 49% minus 100 mesh was significantly coarser than the target 80% minus 115 mesh. The procedure was repeated using a longer grinding time, Test .2671-73, and a grind of 63% minus 100 mesh was obtained. Even though this grind is still coarser than desired, results improved, with 91% of the gold, 67% of the silver, and 85% of the copper reporting into the calculated combined concentrate. The rougher flotation concentrate assayed 3.6 oz Au/st, 1.8 oz Ag/st, and 0.7% copper. This demonstrates again that on at least some of the ore types, the grind size will have a significant impact on metallurgical performance, and there are significant differences in the work indices between samples. Low copper (0.05%) and silver (0.19 oz/st) head grades in this sample contributed to the apparent low recoveries of these two metals.

        For Sample 49733-6, Test 2671-66, only 81% of the gold, 54% of the silver, and 77% of the copper were recovered into a calculated combined gravity rougher flotation concentrate. However, the screen analysis of the flotation tailings showed that the grind at 64% minus 100 mesh was significantly coarser than the target 80% minus 115 mesh. The procedure was repeated using a longer grinding time (Test 2671-74), and a grind of 83% minus 100 mesh was obtained. Results improved, with 81% of the gold, 84% of the silver, and 89% of the copper reporting into the calculated combined concentrate. The rougher flotation concentrate assayed 0.63 oz Au/st, 1.1 oz

        Ag/st, and 1 .5% copper. These data again demonstrate that the grind size will have a significant impact on metallurgical performance, and there are significant differences in the work indices between samples. Low copper (0.15%), gold (0.068 oz/st), and silver (0.34 oz/st) head grades in this sample contributed to the apparent low metal recoveries.

Complete data sheets are included in Appendix D.

OPEN CIRCUIT CLEANING


        One exploratory test to evaluate recoveries and grades into a flotation cleaner concentrate following regrinding and two stages of cleaning of the rougher flotation concentrate in an open circuit was conducted using Sample 49.733-1. A scavenger flotation step to produce a scavenger concentrate for recycle into the regrind circuit classifiers and a disposable tailings was included in the flowsheet. The results are summarized in Table 7. Reporting into the gravity concentrate was 23% of the gold and 7% of the silver. These results continue to support the inclusion of a gravity separation step into the grinding circuit; if the amount of gold indicated by this test can be recovered into a gravity concentrate, it should be removed and not sent to the flotation circuit. The first flotation cleaner concentrate contained 50% of the gold, 42% of the silver, and 31% of the copper and assayed 9.3 oz Au/st, 38.7 oz Ag/st, and 31.7% copper. The flotation second cleaner concentrate contained 45% of the gold, 31% of the silver, and 21% of the copper and assayed 13.2 oz Au/st, 45.2 oz Ag/st, and 34.1% copper. The metal recoveries into the second cleaner concentrate appear low, but based on our experience with other copper ores, optimization of the cleaning steps will improve metal recoveries without seriously reducing grade. The visual characteristics of the cleaner flotation were that of a clean floating ore. This opinion will need to be confirmed by additional testing and locked-cycle tests.

        The complete data sheet is included in Appendix D.

Table 7. Open Circuit Regrinding and Cleaning, Sample 49733-1


                             (Table Graphic Omitted)

================================================================================


                                   APPENDIX A

       Mineralogical Investigation of Tres Amigos Gold/Copper Ore Samples

Hazen Research, Inc.
4601 Indiana Street - Golden, CO 80403
Tel: (303) 279-4501
Fax: (303) 278-1528

August 6, 1999

FEDERAL EXPRESS TRANSMITTAL

Mr. Wayne Henderson
Lockwood Greene Engineers, Inc.
4201 Spring Valley Road

Suite 1500
Dallas, TX 75244

Re: Mineralogical Investigation of Tres Amigos Gold/Copper Ore Samples

Hazen Project 9507-02

Dear Wayne:

The report on the mineralogy of the six Tres Amigos gold/copper ore samples is enclosed. Because the chances of detecting gold in straight head ore are ordinarily very slim, all samples were subjected to gravity concentration to upgrade the gold for observation of a statistically valid number of gold particles.

Consequently, the emphasis of this investigation has been on examining the gravity concentrates. Native gold, actually electrum, was detected in all six samples, and some of the gold is already liberated at 10 mesh. From the overall observations, it appears that a combination of gravity concentration and froth flotation should effectively recover the majority of the gold.

If selective flotation is planned for production of separate copper, lead, and zinc concentrates with attendant depression of pyrite, some of the gold occurring as fine inclusions in the pyrite might not be recovered. For the most part, the sulfides are relatively coarse, and liberation should not be a problem. Sample 2 is highly oxidized; Sample 6 is moderately oxidized.

Please call me if you have any questions.

Best regards,

/S/ Roland Schmidt
-------------------
Roland Schmidt

Director Mineralogical Laboratory

RS:wlk

Enclosure

                         MINERALOGICAL INVESTIGATION OF

                       TRES AMIGOS GOLD/COPPER ORE SAMPLES

        As part of the metallurgical test program on the Tres Amigos gold/copper ore samples, mineralogical studies were conducted on six head samples to determine the general mineralogy with emphasis on gold and copper occurrences. The procedures used and the results of the mineralogical investigation follow.

X-RAY DIFFRACTION ANALYSIS


        For determination of the general mineralogy, pulverized portions of the head samples were analyzed by x-ray diffraction. The results are presented in Table Al, which show a moderate to major quartz content for all of the samples, subordinate to major pyrite in Samples 1, 3, 4, 5, and 6, and subordinate potash feldspar in Sample 5. Samples 2 and 6 are highly to moderately oxidized and show the presence of hematite.

        Table Al. Results of X-ray Diffraction Analysis of Head Samples


                             (Table Graphic Omitted)

RESULTS OF MICROSCOPIC STUDIES


              General Description of Minus 10-mesh Head Ore Samples

        To determine gross mineralogical features at relatively coarse size, polished sections were prepared of minus 10-mesh representative splits of each sample. Incident light microscopic analysis showed a relatively simple sulfide mineralogy comprised mainly of pyrite, chalcopyrite, galena, and sphalerite, with minor to trace amounts of bornite, chalcocite, and covellite. Sample 2 is highly oxidized and contains abundant, mostly fine-grained hematite, in addition to sulfides and a small amount of green oxide copper minerals. Sample 6 is moderately oxidized and carries only minor hematite. The sulfide mineralization in all of the samples is generally fairly coarse-grained and, for the most part, liberated from one another and from gangue at the 10-mesh size. Mutual sulfide intergrowths and intergrowths with gangue occur in moderate to minor amounts and in general are texturally simple.

        Table A2 summarizes the chief differences in sulfide mineralogy among the six samples.

                   Table A2. Differences in Sulfide Mineralogy

                             (Table Graphic Omitted)

        Precious metal mineralization was detected in only two out of the six samples. In Sample 1, native gold was observed as inclusions varying from less than 5 to 35 microns in several pyrite particles, and silver was found as hessite, a silver telluride-sulfide, and gold-bearing native silver, all occurring intergrown with a single galena particle. Gold was also observed in Sample 4 as a 10- micron inclusion in pyrite.

        The precious metal mineralization for all of the samples, plus the occurrences noted above, are described in greater detail in the following section.

                Mineralogical Composition of Gravity Concentrates

        In order to enable detection of the gold and allow examination of the statistically valid number of particles, the six samples Were subjected to gravity concentration to upgrade the gold. In the first step, the minus 8-mesh samples were crushed to minus 10 mesh and panned to recover any coarse free gold in its natural state, that is at least at the 10-mesh feed size.

        The pan tailings were then ground to minus 100 mesh and tabled on a Deister laboratory shaking table, followed by panning of the rougher table concentrate. This latter step recovered gold that was still locked at 10 mesh.

        The two sets of pan concentrates were then examined with a binocular microscope to obtain information on the characteristics of the gold occurrences, including shape and particle size.

        Following the initial microscopic examination, the two pan concentrates were combined and prepared as polished sections for incident light microscopic analysis.

        The information obtained from the examination of each set of products is combined and summarized in the following single description for each sample. Reference to a specific product will be made where pertinent. For Sample 1, some identifications were made during study of the minus 8-mesh unseparated head ore sample. For the sake of convenience, this information is included with the description of the pan concentrates.

Sample 1 - Pan Concentrates

        The pan concentrates of Sample 1 consist predominantly of pyrite, chalcopyrite, galena with minor sphalerite, native gold, and traces of auriferous silver or high silver electrum, acanthite, hessite, a silver telluride sulfide, and polybasite. The chief sulfides are mostly liberated from each other and are quite coarse, up to over 300 microns, with a typical size range of 75 to 150 microns. The pyrite occurs mostly as angular, sometimes rounded particles but also often as euhedral crystals. Chalcopyrite is angular, and galena occurs generally as cubic cleavage fragments.

        Gold is plentiful and occurs mostly as liberated, irregular shaped particles with jagged edges. Size range is from about 5 to about 300 microns, with an estimated average range of 50 to 100 microns.

        A relatively small amount of the gold is intergrown with chalcopyrite and pyrite and rarely sphalerite in the form of simple intergrowths and attachments, as well as inclusions varying from less than 5 to 35 microns, which are more typical for pyrite. All the gold observed is electrum, and electron microprobe analysis of a typical particle showed 74% gold and 26% silver. Auriferous silver or high silver electrum, which is present in trace amounts, assays about 60% silver and 40% gold2.

Comparison of the original 10-mesh pan concentrate with the pan concentrate derived from the table concentrate showed significantly more gold in the latter concentrate, indicating that most of the gold was locked at 10 mesh. Also, the effect of grinding on the gold is apparent in the table-pan concentrate, as the gold sometimes is flattened or rolled out and has a micro granular surface texture, which is lacking in the 10-mesh concentrate.

Sample 2 - Pan Concentrates

        The Sample 2 pan concentrates consist predominantly of pyrite and hematite, with minor chalcopyrite, chalcocite, galena, goethite, barite, and green oxide copper minerals. Present in minor to trace amounts are bornite, native gold, covellite, sphalerite, and auriferous silver or silver-rich electrum. The overall particle size of the chief sulfides is somewhat smaller than in Sample 1, with a typical range of 50 to 100 microns. Most of the constituents are liberated from each other.

        Gold is abundant, occurring mostly as irregular shaped particles often with jagged edges, varying from about 5 to 150 microns and occasionally up to 450 microns. The estimated average size range is from 50 to 100 microns. Fairly frequently, the gold is partially to completely enveloped by goethite.

        Comparison of the two pan concentrates shows appreciable gold in both, indicating substantial liberation at 10 mesh. The gold in the table-pan concentrate shows the same flattening or rolled out effect noted in Sample 1.

Sample 3 - Pan Concentrates

        The Sample 3 pan concentrates consist chiefly of pyrite and galena, with subordinate chalcopyrite and minor barite, sphalerite, and gold. The pyrite occurs mostly as euhedral, often somewhat rounded crystals and as angular particles, while galena occurs generally as cubic cleavage fragments.

        The typical size range of the sulfides is from 50 to 100 microns. The majority of all of the constituents is liberated from each other. Gold is relatively abundant and occurs as irregular shaped particles, some with ragged edges, ranging from about 5 to 400 microns and averaging 50 to 100 microns. Occasionally the gold is intergrown with chalcopyrite or shows thin rims of goethite. In the two pan concentrates, the concentrate recovered from straight 10-mesh ore shows very little gold, whereas gold is abundant in the table-pan concentrate, indicating significant locking at 10 mesh. The morphology and surface characteristics of this sample are similar to those described for Samples 1 and 2.

Sample 4 - Pan Concentrates

        The Sample 4 pan concentrates are comprised of mostly galena, with slightly less pyrite, subordinate sphalerite, minor gold, and a trace of auriferous silver or silver-rich electrum.

        The galena occurs as cubic cleavage fragments and exhibits a bimodal size distribution. At the coarser end of the spectrum, galena is nearly 1 millimeter (mm) in size, and at the finer end, it averages 50 to 100 microns. Pyrite occurs primarily as angular particles and euhedral crystals and shows a similar size distribution as the galena. All constituents are highly liberated from each other. Gold is plentiful, occurring mostly as irregular shaped particles, some with jagged edges. The size range is from 20 to 450 microns, with an estimated average range of 75 to 150 microns. Occasionally, gold is intergrown with pyrite, sometimes in the form of up to 20-micron inclusions.

        Substantial liberation at 10 mesh is shown by the abundant gold in each of the two pan concentrates. The presence of significantly coarser gold (up to 450 microns) in the table-pan concentrate indicates that flattening with attendant "coarsening' ? has occurred. Again in the latter concentrate, the gold shows the typical micro granular surface texture and sometimes streaks, resulting from grinding the ore.

Sample 5 - Pan Concentrates

           The Sample 5 pan concentrates consist primarily of pyrite, with subordinate galena, minor chalcopyrite, sphalerite, barite, and gold and a trace of auriferous silver or silver-rich electrum. The pyrite occurs as angular particles and euhedral crystals and varies from about 10 microns to over1 mm, with a typical range of 50 to 150 microns.

           The galena is present as cleavage fragments and covers roughly the same size range as the pyrite. All the constituents are essentially completely liberated. Gold is abundant and occurs as liberated irregular shaped particles and rarely intergrown with pyrite and very rarely with galena. Size variation is from 10 to 450 microns, and as in Sample 4, the coarsest particles are only present in the table-pan concentrate.

           The average size of the gold in the 10-mesh pan concentrate is 60 to 80 microns; whereas in the table-pan concentrate, it is 150 to 300 microns, and the same comments apply as for Sample 4.

Sample 6 - Pan Concentrates

           The pan concentrates of Sample 6 consist of nearly all pyrite, occurring as angular and rounded particles and euhedral crystals. Minor constituents are hematite, chalcopyrite, bornite, and barite, and trace constituents are gold and auriferous silver?.

           Gold is the least abundant of all the samples and occurs mostly as irregular shaped liberated particles varying from 10 to 300 microns, with the coarse particles again being prevalent in the table-pan concentrate. The estimated average size range is 35 to 70 microns. Gold is rarely intergrown with pyrite.

           Figures A1 - A10 illustrate the gold occurrences as observed in the pan concentrates. The concentrate that contained the most gold (either the pan concentrates from the 10-mesh ore or from tabling minus 100-mesh pan tailings) was selected for illustration. For Sample 4, both concentrates were chosen because of the abundance of gold in each concentrate. A few selected photographs of the polished sections are also included.

Figure 1. Sample 1 Table Pan Concentrate  (Graphic Omitted)
Photomicrograph illustrating liberated gold (yellow) measuring up to 65-mesh, galena and pyrite (gray metallic particles) 40x

Figure 2. Sample 1 Minus 8-mesh Head Ore  (Graphic Omitted)
Polished section showing gold (almost white) intergrown with pyrite crystal (cream colored) and chalcopyrite (yellow). Electron microprobe analysis of the gold showed that it is electrum analyzing 74% Au and 26% Ag. 200x

Figure 3. Combined Pan Concentrates  (Graphic Omitted)
Polished section showing liberated gold (light yellow) and gold intergrown with chalcopyrite (yellow brown). Other particles are pyrite (cream colored) and galena (medium gray). 200x

Figure 4. Sample 2 Minus 10-mesh Pan Concentrate (Graphic Omitted) Photomicrograph showing gold particles (yellow), some with goethite coatings (brown) and mostly hematite (dark gray and brown). Minor sulfides (white metallic and oxide copper minerals (green). 40x

Figure 5. Sample 3 Table-Pan Concentrate  (Graphic Omitted)
Photomicrograph showing coarse gold (yellow) and euhedral pyrite crystals (square outlines). 40x

Figure 6. Sample 4 Minus 10-mesh Pan Concentrate (Graphic Omitted) Liberated, tarnished gold (yellow and brown) and galena (light to dark gray). 40x

Figure 7. Sample 4 Table-Pan Concentrate  (Graphic Omitted)
Abundant coarse gold (yellow) and galena (light to dark gray). Note the substantial size difference and difference in color and surface characteristics of the gold compared to the minus 10-mesh concentrate shown in the previous Figure.

40x

Figure 8. Sample 4 Combined Pan Concentrate  (Graphic Omitted)
Polished section illustrating bimodal size distribution of galena (medium gray, square outlines). Shown also are liberated gold (light yellow) and sphalerite (dark gray) intergrown with the second largest galena fragment. 160x

Figure 9. Sample 5 Table-Pan Concentrate  (Graphic Omitted)
Coarse "mashed"? gold (yellow) and fine pyrite particles in background.
40x


Figure 10. Sample 6 Table-Pan Concentrate  (Graphic Omitted)
Coarse "flattened"? gold (yellow) and fine pyrite in background.
40x